Filed Pursuant to Rule 253(g)(2)
File No. 024-10566

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 4 DATED MARCH 8, 2018
TO THE OFFERING CIRCULAR DATED DECEMBER 26, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated December 26, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 27, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset Performance Projections.

Asset Performance Projections

The following table contains updated performance assumptions and projections for certain real estate equity assets held by us. This disclosure is in addition to previous disclosures made regarding such assets. The projected performance is based on the actual performance of each asset, as of February 1, 2018, plus the following forward-looking assumptions. For assets held in a pooled portfolio, the individual assumptions are presented at the asset level, but the projected returns are at the portfolio level. For assets not held in a pooled portfolio, both the individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Individually Held Assets
Asset Name	Projected Returns	Total Renovation Hard Cost per Unit	Average Increase to Monthly Rent from Renovation	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Other Income Growth	Average Annual Expense Growth	Hold
Orlando, FL Apartments (Enclave at Lake Ellenor JV, LLC)	11.79% - 16.08%	$7,432	$67 - $103	5% - 7.5%	3% - 3.5%	2% - 3.5%	3.00%	7
Northern VA Apartments - Tyroll Hills (Fundrise Insight Two, LLC)	11.48% - 12.72%	$5,981	$75	5.5% - 6%	3.00%	2% - 3%	3.00%	10

Improvements are currently underway at the Lake Ellenor apartments, while the Tyroll Hills apartments are already stabilized. Total renovation costs were fully funded at closing for Lake Ellenor. In the base case, average renovation rent increases are empirically derived from i) historic performance of subject property units that have been fully renovated and leased, and/or ii) comparable property renovated unit types within the submarket. Stabilized economic vacancy, annual rent and expense growth are consistent with the PwC Real Estate Investor Survey Q2 2017. Exit capitalization rates range from 6% to 7%, approximately 50 basis points more conservative than the as-stabilized, third-party appraisals ordered by the senior lender on each asset at closing. Hold periods assumed match the term of the underlying senior loan for each property. Upside projections are derived from each property’s real estate operating partner’s internal projections, which are based on growth and other assumptions, the delta of which is primarily driven by annual rent growth, renovated rent increases, expense growth, exit capitalization rates, and replacement reserves.

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise East Coast Opportunistic REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.